
Mail Stop 3720

June 11, 2010

David G. Derrick
CEO and Director
SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

> **RE: SecureAlert, Inc.**
> **Preliminary Consent Solicitation on Schedule 14A**
> **Filed June 4, 2010**
> **File No. 000-23153**

Dear Mr. Derrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Proposed Amendment, page four

1.   We note your response to comment two from our letter dated June 2, 2010 and the amended disclosure on page four. Please revise to disclose the total number of common shares outstanding upon conversion of all Series D if the company completes its Series D offering.

2.   We continue to note your response to comment five from our letter dated May 21, 2010 that, notwithstanding the fact that majority (60%) voting rights were provided to the holders of your Series D shares upon the first closing on January 13, 2010, regardless of the number of preferred or common shares then outstanding, and consents to increase the authorized capital of the company were obtained from each purchaser, your board did not authorize the issuance of the Series D Preferred Stock for purposes of acquiring control of the Company

or conferring control to a particular group of investors. If true, please include such statement as disclosure immediately after the statement on page four: "The Company is not aware of any person or entity who is seeking to acquire control of the Company."

The Series D Convertible Preferred Stock, page five

3.   We note your response to comment four from our letter dated June 2, 2010 and the disclosure added to page six that "The Board of Directors considered, among other factors…that the amounts in which…[your officers and directors] participated were in the aggregate a relatively small portion of the total offering amount and…that [your officers and directors] all participated on terms identical to the terms offered to non-affiliated investors." (emphasis added)

However, we note from the disclosure contained on page eight that your CEO and Chairman, David Derrick, was the second largest individual purchaser of the Series D shares, having exchanged $3,144,000 worth of debt on January 13, 2010 and we can not locate any disclosure relating to the secured status of the debt converted by each purchaser.

As disclosed on page 11 of the company's Form 10-K filed on the same day as the initial closing of the Series D shares, the company incurred a net loss of $23,081,500 at the end of fiscal year 2009 along with negative cash flows from operating activities of $8,521,326 and an accumulated deficit of $205,765,496. The company specifically asserted: "These factors raise substantial doubt about our ability to continue as a going concern."

Because of the company's financial condition, its ability to pay any debts owed to its officers and directors may have been a factor considered by the board when determining to authorize and issue the Series D shares.

If true, please revise to clarify that your disclosure on page six contains all material factors considered by the board, not simply "among other factors." Additionally, please revise your disclosure to clarify whether the debt converted by your officers and directors was secured or unsecured debt and, if secured, its relative priority. Please revise your disclosure to clarify whether, and if so, how the board considered the company's financial condition and the secured or unsecured status of the debt owed to those officers and directors converting debt into Series D shares. We note your disclosure on page 10 that the interested director abstained from voting on such approval. Please revise to clarify whether, and if so, how Mr. Derrick took any part in the consideration of such approval. Finally, please revise to clarify whether, and if so, how the board considered the apparent conflict of giving officers and directors purchasing the Series D shares the special 60% voting rights.

Security Ownership of Certain Beneficial Owners and Management, page 10

4.   We note your response to comment three from our letter dated June 2, 2010. Please revise the beneficial ownership table to include each purchaser and acquirer of the Series D Preferred Stock prior to the first closing on January 13, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Wayne D. Swan
        Durham Jones & Pinegar
        Facsimile: (801) 415-3500